UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2025
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

2025 Annual General Meeting

On April 4, 2025, Gambling.com Group Limited (NASDAQ: GAMB) (the “Company”) announced its 2025 annual general meeting of shareholders and made available to its shareholders certain materials in connection with such meeting. Such materials are attached as Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K and are incorporated by reference herein.

Resignation of Director

On March 19, 2025, Gregg Michaelson notified the board of directors (the "Board") of the Company that he intends to resign as member of the Board and as a member of the Compensation Committee of the Board effective as of 11:59 p.m. Eastern Time on May 14, 2025, the date of the Company’s 2025 annual general meeting of shareholders.

Mr. Michaelson’s resignation is not the result of any dispute or disagreement with the Company or the Board on any matter relating to the operations, policies or practices of the Company.

Appointment of New Director

On March 19, 2025, the Board, with the recommendation of the Nominating and Corporate Governance Committee, appointed Jayme Mendal as a member of the Board, to become effective as of midnight Eastern Time on May 15, 2025, following the resignation of Mr. Michaelson.

Mr. Mendal will serve as a Class II director with an initial term expiring at the Company’s 2026 annual general meeting of shareholders. Mr. Mendal will serve on the Compensation Committee of the Board.

Mr. Mendal, age 39, has served as Chief Executive Officer and a member of the board of directors of EverQuote, Inc. (Nasdaq: EVER), a leading online insurance marketplace (“EverQuote”), since November 2020. Previously, Mr. Mendal served as EverQuote’s Chief Operating Officer from February 2019 to November 2020 and as its Chief Revenue Officer from August 2017 to February 2019. Mr. Mendal previously served as the Vice President of Sales and Marketing at PowerAdvocate, Inc., a vertical software business (“PowerAdvocate”), from May 2017 to August 2017. Prior to that, Mr. Mendal held several commercial leadership positions at PowerAdvocate. Mr. Mendal holds a BS degree in Economics and Finance from Washington University in St. Louis and an MBA degree from Harvard Business School.

There are no arrangements or understandings between Mr. Mendal and any other persons pursuant to which Mr. Mendal was selected as a director of the Company. The Company is not aware of any transaction in which Mr. Mendal has an interest requiring disclosure under Item 7.B of Form 20-F.

The Company intends to enter into its standard indemnification agreement for directors and officers with Mr. Mendal, the form of which was filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-257403) filed with the Securities and Exchange Commission on June 25, 2021. Mr. Mendal will be entitled to compensation for service on the Board on the same basis as all other non-employee directors.

Mr. Mendal qualifies as an independent director under the independence requirements set forth under Rule 5605(a)(2) of the Nasdaq Listing Rules and applicable law.

The information contained in this Report on Form 6-K is hereby incorporated by reference into Gambling.com Group Limited's registration statements on Forms F-3 (File Nos. 333-266888 and 333-272030) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149, 333-278155 and 333-285963) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of 2025 Annual General Meeting
99.2	Registered Shareholders Proxy Card
99.3	Notice and Access Proxy Card

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: April 4, 2025